111 Sutter Street
22nd Floor
San Francisco, CA 94104
PH 415.593.5400
FAX 415.362.7233
www.prosper.com

September 9, 2011

Via Facsimile and U.S. Mail

Christian Windsor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:          Prosper Marketplace, Inc.
Post-Effective Amendment No. 11 to Registration Statement on Form  S-1
File No. 333-147019

Dear Mr. Windsor:

On behalf of Prosper Marketplace, Inc., a Delaware corporation (“Prosper”), we are providing the following responses to the comment letter dated August 26, 2011 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding Prosper’s Post-Effective Amendment No. 11 to the Registration Statement on Form S-1 (“Amendment No. 11”).  The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which have been reproduced here for ease of reference.

General

1.
We note your response to prior comments 1 and 2 in your letter of August 2, 2011. Please provide us with your analysis regarding how you determined that either the warrants promotion or the price discount offered to the private equity investor was consistent with the stated pricing schedules included in the prospectus and therefore consistent with Item 501 of Regulation S-K and Schedule A to the Securities Act of 1933.

Response:  Item 501 of Regulation S-K requires that an issuer disclose “the price to the public of the securities, the underwriter’s discounts and commissions, the net proceeds you receive, and any selling shareholder’s net proceeds.”  Schedule A of the Securities Act requires that an issuer disclose “the price at which it is proposed that the security shall be offered to the public or the method by which such price is computed and any variation therefrom at which any portion of such security is proposed to be offered to any persons or classes of persons, other than the underwriters, naming them or specifying the class. A variation in price may be proposed prior to the date of the public offering of the security, but the Commission shall immediately be notified of such variation.”

The warrants promotion and the rebates we have given from time to time to certain of  our note purchasers were consistent with the stated pricing schedules included in the prospectus and therefore consistent with Item 501 of Regulation S-K and Schedule A to the Securities Act of 1933 for the following reasons:

•
The Notes purchased by the private investors were offered and sold pursuant to the terms and conditions, including the pricing table, included in the registration statement and related prospectus in effect at the time of the purchases.

•	The registration statement and prospectus in effect at the time of the purchases described the fact that we would offer promotions and discounts from time to time, noting that:

o
“From time to time, we may conduct special promotions to increase the participation of existing members on our platform or to attract new members.  These promotions could include offering special incentives for registering as a lender or a borrower, posting a loan listing, moving money onto our platform, placing bids on loan listings or successfully bidding on a loan listing.  The incentives could include cash bonuses or rebates, fee discounts and waivers or warrants to acquire shares of our common stock.  These promotions may be offered to all customers for all products or could be restricted to particular products or types of customers.  For example, we could conduct a special promotion to attract customers who come to our site through a marketing partnership we have with another company (emphasis added).” See the Prospectus Supplement dated February 16, 2011.

•
From an accounting perspective, the costs of the warrants we have issued and the rebates we have given were included in the “Rebates and Promotions” line of our Statement of Operations.  Because these costs were included in the Rebates and Promotions line, they were not deducted from the value of the corresponding notes purchased by investors.  Accordingly, the fact that Prosper issued warrants and gave rebates to certain of its investors in connection with their note purchases did not affect the price of the notes purchased, as reflected in Prosper’s financial statements.

2.
We note your response to our prior comment 2 in your letter of August 2, 2011. The staff reminds you of your obligation to determine if the offer and sale of the warrants was made in compliance with Section 5 or within the confines of an exemption from registration under the Securities Act of 1933.

Response:   Prosper respectfully acknowledges its obligation to determine if the offer and sale of the warrants was made in compliance with Section 5 or within the confines of an exemption from registration under the Securities Act of 1933 and will continue to vigilantly monitor its operations to ensure that it complies with the Securities Act of 1933.

*           *           *           *           *           *           *

In connection with the Staff’s comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Sachin Adarkar
Sachin Adarkar General Counsel